UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER

CUSIP NUMBER

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Wise Metals Group LLC
Full Name of Registrant

Former Name if Applicable

857 Elkridge Road, Suite 600
Address of Principal Executive Office (Street and Number)

Linthicum, Maryland 21090
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Wise Metals Group LLC (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2009 by August 14, 2009. Because the Company has recently devoted substantial time and effort to the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 which was filed on July 9, 2009 as well as other corporate activities the Company does not have adequate time to complete the preparation of its consolidated financial statements for the three and six months ended June 30, 2009 by the filing deadline of August 14, 2009 without unreasonable effort or expense. The Company will file its Form 10-Q as soon as practicable.

As previously discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, the Company identified a material weakness in its internal control over financial reporting because the Company has not maintained sufficient staff with appropriate training in US GAAP and SEC financial rules and regulations. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Despite making progress during the six months ended June 30, 2009, the Company’s remedial actions are ongoing and not yet complete. Therefore, this material weakness identified has not been remediated as of June 30, 2009.

As the Company finalizes its preparation of the consolidated financial statements for the three and six months ended June 30, 2009, additional material weaknesses may be identified.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth Stastny	(410)	636-6500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s current estimate, which is subject to change, for the three and six months ended June 30, 2009, is: sales decreased by 54 percent to $161.6 million for the quarter ended June 30, 2009, compared to $350.0 million for the same period in 2008, and decreased by 52 percent to $319.4 million for the six months ended June 30, 2009, compared to $665.7 million for the same period in 2008. The corresponding cost of sales decreased by 51 percent to $167.2 million for the quarter ended June 30, 2009, compared to $344.7 million for the same period in 2008, and decreased by 45 percent to $352.3 million for the six months ended June 30, 2009, compared to $644.6 million for the same period in 2008. Reflected in these results is a 48% decrease in metal costs which decreased from an average of $1.33 per pound in the first half of 2008 to $0.69 per pound in the first half of 2009.

Wise Metals Group LLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2009	By	/s/ Kenneth Stastny
Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).